Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

July 7, 2015

Via EDGAR
Mellissa Campbell Duru
Special Counsel, Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:                             Central GoldTrust
Schedule TO-T filed by Sprott Asset Management LP, et al. on May 27, 2015
Schedule TO-T/A filed by Sprott Asset Management LP, et al. on June 1, 3, 11, 23, 24 and 25, 2015
File No. 005-87886

Communications filed pursuant to Rule 425 by Sprott Asset Management LP on June 23 and 24, 2015
File No. 001-32934

Dear Ms. Duru:

On behalf of our clients, Sprott Asset Management LP (the “Manager”), Sprott Asset Management Gold Bid LP (the “Gold Offeror”), Sprott Asset Management Gold Bid GP Inc. and Sprott Physical Gold Trust (collectively, “Sprott”), we hereby convey the following responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in a letter from Ms. Tiffany Piland Posil, dated June 26, 2015 (the “Comment Letter”), relating to the above-referenced Schedule TO (the “Schedule TO”) and amendments to it, and communications filed pursuant to Rule 425. Enclosed herewith is Amendment No. 9 to the Schedule TO (the “Amendment”).

For ease of reference, each comment is printed below in italics and is followed by Sprott’s response. Unless otherwise indicated, page references in the descriptions of the Staff’s comments and our responses refer to the Offer and Circular dated May 27, 2015, which is Exhibit (a)(1)(i) to the Schedule TO. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Offer and Circular.

General

1.              Throughout the Offer and Circular disclosure indicates that the Sprott offer will unlock approximately $3.06 in value per unit and approximately $59.1 million in value in the aggregate for Central GoldTrust unitholders. These estimates appear to be based on trading prices on April 22 and April 23, 2015. In order to provide more current context, please consider disclosing in future filings estimates using trading prices as of the most recent practicable date each time you reference estimates of the value being unlocked by the offer.

Response to Comment 1: The Manager based its estimates included in the Offer and Circular on the respective (i) closing trading prices of GTU Units and PHYS Units, (ii) NAV per GTU Unit and PHYS Unit and (iii) percentage trading price discounts to NAV per GTU Unit and PHYS Unit, each on April 22, 2015, the day prior to announcing its intention to launch the Offer.

In the context of the Offer, the $3.06 and $59.1 million figures are akin to the unaffected premium and therefore the Manager believes the April 22, 2015 date is an appropriate singular reference date. In future filings, each time the Manager references estimates of the value being unlocked by the Offer, it will include a reference to April 22, 2015. In future filings, the Manager will also indicate how much has been unlocked from April 22, 2015 to the last practicable date before the filing.

Frequently Asked Questions, page 1

If I make the Exchange Offer Election …, when will I receive the consideration for my GTU Units?, page 6

2.              Disclosure indicates that GTU Unitholders will receive the consideration for tendered units “as soon as practicable … after the Offeror has taken up the Tendered GTU Units.” Please revise your disclosure here and throughout the Offer and Circular to conform to Rule 14e-1(c), which requires that you pay the consideration offered “promptly” upon expiration of the offer.

Response to Comment 2: The Manager has revised the disclosures on pages 6, 7, 17 and 31 of the Offer and Circular in response to the Staff’s comment.

3.              Consistent with the requirements of Item 4 of Schedule TO and Item 1004(a)(1)(iv) of Regulation M-A, please disclose, if correct, that the offerors will not provide a subsequent offering period. Please also note our subsequent comment 7.

Response to Comment 3: The Manager has revised the disclosures on pages 6, 12 and 22 of the Offer and Circular in response to the Staff’s comment.

Offer, page 20

3. Manner of Acceptance, page 22

4.              Refer to the following disclosure on page 24: “All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any GTU Units deposited under the Offer will be determined by the Offeror in its sole discretion. Depositing GTU Unitholders agree that such determination shall be final and binding.” Please revise to clarify that unitholders may challenge your determinations in a court of competent jurisdiction.

Response to Comment 4: The Manager has revised the disclosure on pages 24 and 36 of the Offer and Circular in response to the Staff’s comment.

5.              Disclosure indicates that the “Offeror reserves the right to permit participation in the Offer in a manner other than that set out in this Section 3.” Please revise to disclose any other procedures for tendering securities or ways in which securities will be accepted for payment contemplated by such disclosure. Refer to Item 1004(a)(1)(vii) and (viii) of Regulation M-A.

Response to Comment 5: The Manager has considered the Staff’s comment and has deleted the relevant sentence on page 24 of the Offer and Circular.

6.              Disclosure indicates that “[i]n order not to provide the Special Resolutions Power of Attorney, withdrawals of Deposited GTU Units must be effected prior to 4:58 p.m. (Toronto time) on the Expiry Date.” This disclosure appears to be inconsistent with the withdrawal rights specified in Rule 14d-7. Please revise your disclosure consistent with the requirements set forth in Rule 14d-7, which permits withdrawal any time prior to expiration time of the offer. In that regard, we note the disclosure indicating that the offer will expire at 5:00 p.m. (Toronto time) on July 10, 2015.

Response to Comment 6: The Manager has considered the Staff’s comment and has revised the disclosures referred to in the comment above (which appear on pages 16, 25 and 55 of the Offer and Circular) to make clear that, although the Special Resolutions will, assuming the Offeror receives sufficient Special Resolutions Power of Attorney, be passed at 4:58 p.m. (Toronto time) on the Expiry Date, withdrawal rights will still be available to GTU Unitholders until the Expiry Time, as described in Section 8, “Withdrawal of Deposited GTU Units” of the Offer.

4. Conditions of the Offer, page 26

7.              With a view toward revised disclosure, please advise us of the Offeror’s plans in pursuing the proposed transactions if less than 66 2/3% of the issued and outstanding GTU Units are tendered and whether the tender of less than 66 2/3% implicates additional restrictions under the Offeror’s trust agreement. For example, advise us whether the Offeror would take up tendered units in an amount less than 66 2/3 % of the issued and outstanding GTU Units if the corresponding condition were waived.

Response to Comment 7: Condition (a) to the Offer requires that “the number of GTU Units held by Depositing GTU Unitholders, together with the number of GTU Units held as of the Expiry Time by or on behalf of the Offeror, if any, represent at least 66 2/3% of the then issued and outstanding GTU Units”. Absent satisfaction of this condition, the Offeror does not anticipate being able to pass the Special Resolutions or effect the Merger Transaction. As a result, the Offeror does not currently intend to take-up and pay for GTU Units if condition (a) to the Offer is not satisfied. If any condition to the Offer is ultimately waived by the Offeror, the Offeror will provide appropriate disclosure of such waiver and will extend the Offer, and refrain from taking-up and paying for GTU Units, as required by applicable securities laws.

8.              Please refer to the recent amendments to Central GoldTrust’s Declaration of Trust, as announced by Central GoldTrust on June 24, 2015. We also note the condition to the offer specified in condition (f)(xi). Please disclose whether the recent amendments to Central GoldTrust’s Declaration of Trust have triggered the condition and, if so, whether you have waived the condition. Please also note our subsequent comment 11 below regarding your decision to proceed with an offer if you waive a condition.

Response to Comment 8: The press releases of GTU dated June 24, 2015 refer to the purported amendments to the GTU Declaration of Trust regarding (i) the adoption of a revised redemption feature and (ii) a revision to the compulsory acquisition provision at section 13.6 of the GTU Declaration of Trust. GTU’s press release from the afternoon of June 24, 2015 also indicates that (a) such purported amendments will only be effective upon the later of required regulatory approvals and July 14, 2015 and (b) GTU is seeking a declaration from the Ontario court that the foregoing amendments were validly made, which is being contested by the Manager. In light of the foregoing, condition (f)(xi) to the Offer has not yet been triggered at this time.

9.              Disclosure indicates that the conditions of the offer may be “satisfied or waived by the Offeror (in its sole discretion)….” The ability of a bidder to determine, in its sole discretion, whether a condition has occurred may render the offer illusory. Please revise to include an objective standard for determining whether the conditions have been satisfied or waived.

Response to Comment 9: In response to the Staff’s comment, the Manager has revised the relevant disclosures on page 26 of the Offer and Circular to clarify that the words “sole discretion” in this instance describe only the Gold Offeror’s determination regarding whether or not to waive a condition of the Offer, and not to its determination of whether or not a condition has been satisfied.

10.       Disclosure indicates that the conditions may be waived by the Offeror “at any time and from time to time, both before and after the Expiry Time.” All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. Please revise accordingly.

Response to Comment 10: The Manager has revised the relevant disclosure on page 29 of the Offer and Circular in response to the Staff’s comment.

11.       Disclosure indicates that the conditions “may be asserted by the Offeror at any time” and the “failure by the Offeror at any time to exercise or assert any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time by the Offeror.” This language suggests that if a condition is triggered and you fail to assert the condition, you will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition and, depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and circulate new disclosure. Please confirm your understanding in your response.

Response to Comment 11: The Manager confirms its understanding of the foregoing.

12.       With respect to the same disclosure referenced in the immediately preceding comment, please note that when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform target security holders how the bidder intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response.

Response to Comment 12: The Manager confirms its understanding of the foregoing.

5. Extension, Variation or Change of the Offer, page 29

13.       Please revise the disclosure in this section to conform to the requirements of Rules 14d-3(b)(1) and 14d-4(d)(1).

Response to Comment 13: The Manager has revised the relevant disclosure on page 30 of the Offer and Circular to reflect the Staff’s comment.

6. Take-up of and Payment for Tendered GTU Units, page 31

14.       Disclosure indicates that the Offeror will “take up Tendered GTU Units validly deposited under the Offer and not properly withdrawn promptly following the Expiry Time but in no event later than ten days after the Expiry Time and will pay for GTU Units so taken up as soon as practicable thereafter, but in any event not later than three business days after taking up the Tendered GTU Units.” Please advise us how this complies with Rule 14e-1(c), which requires that you pay the consideration offered “promptly” upon expiration of the offer, or revise the disclosure accordingly.

Response to Comment 14: The Manager confirms that it will promptly accept and pay for Tendered GTU Units validly deposited under the Offer (and not properly withdrawn) in accordance with Rule 14e-1(c). Accordingly, the Manager confirms that it will (i) accept Tendered GTU Units validly deposited under the Offer (and not properly withdrawn) for payment promptly after the Expiry Date of the Offer, in accordance with U.S. practice, and, similarly, (ii) pay for the Tendered GTU Units validly deposited under the Offer (and not properly withdrawn) promptly (and in any event not later than three business days) after the Expiry Date of the Offer. The Manager has revised the disclosure on pages 17 and 31 of the Offer and Circular in response to the Staff’s comment.

15.       Please revise the disclosure in the second paragraph of this section to clarify that the Offeror’s right to delay in taking up and paying for GTU Units is subject to the Offeror’s obligation under Rule 14e-1(c) to pay the consideration offered promptly upon expiration of the offer.

Response to Comment 15: The Manager has revised the disclosure on page 31 of the Offer and Circular in response to the Staff’s comment.

14. Summary Comparison of Material Differences between the PHYS Trust Agreement and the GTU Declaration of Trust …, page 52

16.       Please disclose the material differences in unitholders’ voting rights by further explaining differences in (1) the unitholders’ rights to elect members of the governing board, (2) the frequency of unitholder meetings (i.e., whether annual meetings are required and the date of the last annual meeting) and, (3) any other material difference in the voting rights, which impact corporate governance.

Response to Comment 16: The Manager has revised the disclosure on page 54 of the Offer and Circular in response to the Staff’s comment.

18. Regulatory Matters, page 58

17.       With a view toward revised disclosure, please advise us whether the proposed transactions are pre-merger notifiable under the Competition Act (Canada). See Item 1011(a)(2)-(3) of Regulation S-K.

Please also advise us of the consideration given to applicable anti-trust laws and other pre-merger notification requirements.

Response to Comment 17: The Manager, upon advice of Canadian legal counsel, is firmly of the view that the proposed transactions are not pre-merger notifiable under the Competition Act (Canada). The Manager is also of the view that no other no anti-trust laws or other pre-merger notification requirements are applicable to the proposed transactions. Nevertheless, given the unsolicited nature of the proposed transactions, the disclosure in the trustees’ circular of GTU and other tactics being employed by the GTU Trustees, including the commencement of litigation in the Ontario court, the Offeror has applied for and received an “advance ruling certificate” under the Competition Act (Canada) with respect to the proposed transactions. An advance ruling certificate is provided by the Commissioner of Competition under the Competition Act (Canada) where he does not have sufficient grounds on which to apply to the “Competition Tribunal”, a specialized tribunal empowered to deal with certain matters under the Competition Act (Canada), including mergers, under section 92 of the Competition Act (Canada). On application by the Commissioner of Competition under section 92 of the Competition Act (Canada), the Competition Tribunal may order that a merger not proceed or, if completed, order its dissolution or the disposition of some or all of the relevant assets or securities. In addition to, or in lieu of, such remedies on consent of the person against whom the order is directed and the Commissioner, the Competition Tribunal can order a person to take any other action. The Competition Tribunal can issue an order under section 92 of the Competition Act (Canada) where it finds that the merger or proposed merger prevents or lessens, or is likely to prevent or lessen, competition substantially in a market.

U.S. Federal Income Tax Consequences of the Exchange Offer Election and the Merger Transaction, page 64

18.       Please refer to the following disclosure on page 64: “Because the determination of whether the exchange pursuant to the Exchange Offer Election and the Merger Transaction qualifies as a Reorganization depends on the resolution of complex issues and facts, some of which will not be known until the completion of the Offer and the Merger Transaction, there can be no assurance that the exchange pursuant to the Exchange Offer Election and the Merger Transaction will qualify as a Reorganization.” Please also refer to the following disclosure on page 65: “[P]ursuant to proposed U.S. Treasury regulations …, U.S. Holders may be required to recognize gain, if any, on the exchange, even if the exchange pursuant to the Exchange Offer Election and the Merger Transaction otherwise qualifies as a Reorganization.” With a view toward revised disclosure, please advise us how these cautionary statements regarding U.S. tax treatment reconcile with the following statements which appear to provide certainty as to tax treatment:

•                  “GTU Unitholders that elect the Merger Election can exchange their GTU Units for PHYS Units based on the NAV to NAV Exchange Ratio on a tax-deferred basis for U.S. and Canadian income tax purposes.” (Offer and Circular, pages 10 and 20)

•                  “GTU Unitholders making the Merger Election will have the opportunity to exchange their GTU Units for such number of PHYS Units … on a tax-deferred basis for U.S. and Canadian income tax purposes so as to defer the realization of any gain (or loss) for U.S. or Canadian tax purposes.” (Letter of Transmittal, page 4)

•                  “Sprott is offering a merger election, which will allow you to defer the realization of any capital gain (or loss) for U.S. or Canadian tax purposes.” (Soliciting Script filed as an exhibit to Schedule TO-T/A filed June 1, 2015)

Response to Comment 18: In response to the Staff’s comment, the Manager has revised the foregoing disclosures included on the cover page, and pages 1, 5, 10, 20 and 54 of the Offer and Circular, which qualifies corresponding language found on page 4 of the Letter of Transmittal (which is Exhibit (a)(1)(ii) to the Schedule TO) and page 2 of the Soliciting Script (which is Exhibit (a)(1)(xiv) to the Schedule TO-T/A filed on June 1, 2015), as well as related disclosures appearing elsewhere in the Offer and Circular, consistently with the cautionary statements regarding U.S. tax treatment.

19.       We note assertions regarding the potential adverse tax risk and exposure that non-redeeming U.S. holders may face, which is allegedly the result of the PHYS physical redemption feature. Please revise your disclosure to explain the risk, if material, of any such adverse consequences. Provide context to the circumstances in which the risk could arise by referencing historical patterns of physical redemption by Sprott unitholders.

Response to Comment 19: On behalf of the Manager, we have revised the disclosure on page 68 in response to the Staff’s comment.

20.       We note the series of tax consequences summarized in the Offer and Circular. Further, given the materiality to the offer of various tax treatments associated with the elections made and the features of the PHYS units being offered in the exchange, supplementally advise us of the consideration given to providing a tax opinion and whether there are applicable Canadian law requirements with respect thereto. We may have further comment.

Response to Comment 20: We respectfully acknowledge the Staff’s comment. Whether a transaction constitutes a tax deferred transaction for U.S. income tax purposes depends on, among other things, the facts and circumstances of each of the parties to the transaction, as is noted in the disclosure.  Not all facts are known to both parties to a transaction, and therefore opinions of counsel in negotiated tax deferred transactions are typically based in part on factual representations provided by each party to the transaction. In unsolicited exchange offers, counsel to the offeror is normally not in a position to receive representations from the target (as is the case here), making the provision of an opinion impractical.

In addition, the Manager, upon Canadian legal advice, has advised us that there are no applicable Canadian law requirements with respect to U.S. tax opinions, if such an opinion is provided, other than providing counsel’s consent to the opinion being issued.

Communications Filed Pursuant to Rule 425

21.       See comment 1 above. If you reference your estimates of the value unlocked by the offer in future communications filed under Rule 425, please consider also providing the estimates using trading prices as of the most recent practicable date.

Response to Comment 21: As noted in the response to Comment 1, the Manager based its estimates of the value unlocked by the Offer on the respective: (i) closing trading prices of GTU Units and PHYS Units, (ii) NAV per GTU Unit and PHYS Unit and (iii) percentage trading price discounts to NAV per GTU Unit and PHYS Unit, each on April 22, 2015, the day prior to announcing its intention to launch the Offer, which the Manager believes are akin to the unaffected premium available to GTU Unitholders under the Offer. Accordingly, the Manager believes that April 22, 2015 is an appropriate singular reference date. In future communications filed under Rule 425, each time the Manager references estimates of the value being unlocked by the Offer, it will include a reference to April 22, 2015. In future communications filed under Rule 425, the Manager will also indicate how much has been unlocked from April 22, 2015 to the last practicable date before the filing.

*  *  *

As previously disclosed, concurrently with the Offer, the Manager, Sprott Asset Management Silver Bid LP and Sprott Asset Management Silver Bid GP Inc. commenced an offer (the “Silver Offer”) to purchase all of the issued and outstanding units of Silver Bullion Trust, in exchange for units of Sprott Physical Silver Trust. In connection with the Silver Offer, Sprott Physical Silver Trust filed a registration statement on Form F-10 (File No. 333-204467) with the Commission on May 27, 2015, which was amended on June 23, 2015. The Silver Offer has the same terms and conditions as the Gold Offer. Accordingly, the foregoing considerations apply to the Silver Offer, and the Manager has also made the foregoing changes to the Offer and Circular dated May 27, 2015 relating to the Silver Offer.

If you have any questions concerning the above, please do not hesitate to contact the undersigned at (212) 373-3434 or (212) 373-3024.

Sincerely,

/s/ Christopher J. Cummings	/s/ Edwin S. Maynard
Christopher J. Cummings	Edwin S. Maynard

cc:                                Arthur Einav
Sprott Inc.

Kirstin H. McTaggart

Sprott Asset Management LP

John J. Ciardullo and John R. Laffin

Stikeman Elliott LLP

David Mayo and Patricia Vaz de Almeida

Paul, Weiss, Rifkind, Wharton & Garrison LLP